SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST QUARTER OF 2015

RESULTS

Rio de Janeiro – May 15, 2015

Petrobras announces today its consolidated results for the 1Q-2015 reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras and Adjusted EBITDA in the 1Q-2015 were US$ 1,862 million and US$ 7,516 million, respectively.

Key events

US$ million

Jan-Mar
2015	2014	2015 x 2014 (%)		4Q-2014	1Q15 X 4Q14 (%)

1,862	2,280	(18)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(9,722)	(119)
2,803	2,531	11	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,799	−
7,516	6,068	24	Adjusted EBITDA	7,881	(5)

The Company reported net income of US$ 1,862 million in the 1Q-2015 compared to a US$ 9,722 million loss in the 4Q-2014, mainly due to the following events:

•       Diesel (5%) and gasoline (3%) price increases on November 7, 2014;

•       Lower cost of sales due to decreased crude oil and oil product import costs and volumes;

•       Lower export revenues, affected by a decrease in international crude oil prices (average Brent prices decreased by 29% in the 1Q-2015 compared to the 4Q-2014);

•       Decreased domestic oil product sales (10%) due to the seasonal consumption in the 4Q-2014 and lower economic activity in Brazil;

•       US$ 1,963 million net finance expense in the 1Q-2015 compared to US$ 713 million in the 4Q-2014;

•       The Company reached a monthly average crude oil production record level of 672 thousand barrels per day in the pre-salt layer in the first quarter of 2015 (on April 11, 2015 the Company reached a crude oil production record level of 800 thousand barrels per day at the pre-salt layer); and

•       Production start-up of P-61 platform in Papa-Terra field in the Campos Basin and of the early production system in Búzios field (Santos Basin), as well as the production start-up of  Hadrian South field in ultra-deep waters of the Gulf of Mexico.

Comments from the CEO	Page 2
Financial and Operating Highlights	Page 3

Comments from the CEO

Mr. Aldemir Bendine

Dear Shareholders and Investors,

During the first quarter of 2015 we reached an operating income of US$ 4.7 billion and an adjusted EBITDA of US$ 7.5 billion, an increase of 45% and 24%, respectively, when compared to the first quarter of 2014. This result is mainly explained by the higher oil production, higher fuel sales margins in Brazil and lower production taxes and imports. Our net income decreased 18% relative to the first quarter of 2014, mainly as a result of the exchange rate devaluation in the period.

We are working to maintain our financial and economic performances at high levels. In previous opportunities, I have mentioned that our goal is to develop a profitable Company, with excellence in Corporate Governance, and that is able to efficiently utilize its assets to generate the highest value to shareholders and investors. With that in mind, we are preparing a new business plan that will outline our vision for the future of Petrobras.

An important element of this plan is the deleveraging of the Company. We intend to accomplish it gradually, respecting the existing contracts and establishing a balance with the production growth.

Finally, I would like to once again congratulate the Company´s employees, the ones responsible for another “OTC Distinguished Achievement Award for Companies, Organizations, and Institutions”, the most important international offshore industry award. Such recognition proves that Petrobras has the necessary expertise, technology and resources for the construction of a company that aims at creating maximum value in its operations.

Aldemir Bendine, CEO.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)

33,409	(22)	Sales revenues	25,967	34,494	(25)
8,649	(10)	Gross profit	7,827	8,106	(3)
(12,168)	138	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4,658	3,203	45
(713)	(175)	Net finance income (expense)	(1,963)	(73)	(2,589)
(9,722)	119	Consolidated net income (loss) attributable to the shareholders of Petrobras	1,862	2,280	(18)
(0.75)	119	Basic and diluted earnings (losses) per share [1]	0.14	0.17	(18)

26	4	Gross margin (%) [2]	30	23	7
(36)	54	Operating margin (%) [2]	18	9	9
(29)	36	Net margin (%) [2]	7	7	−
7,881	(5)	Adjusted EBITDA – U.S.$ million [3]	7,516	6,068	24

		Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes by business segment
1,688	1	. Exploration & Production	1,706	6,871	(75)
(12,087)	127	. Refining, Transportation and Marketing	3,265	(3,140)	204
179	310	. Gas & Power	734	268	174
(22)	36	. Biofuel	(14)	(28)	50
262	14	. Distribution	298	320	(7)
(1,013)	114	. International	140	192	(27)
(1,759)	16	. Corporate	(1,471)	(1,430)	(3)

9,664	(36)	Capital expenditures and investments	6,233	8,708	(28)

		Financial and economic indicators
76.27	(29)	Brent crude (U.S.$/bbl)	53.97	108.22	(50)
2.54	13	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.87	2.37	21
2.66	21	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.21	2.26	42
8.4	12	Variation of the period-end commercial selling rate for U.S. dollar (%)	20.8	(3.4)	24
11.22	1	Selic interest rate - average (%)	12.19	10.40	2

		Average price indicators
90.01	(14)	Domestic basic oil products price (U.S.$/bbl)	77.80	96.25	(19)
		Domestic Sales price
66.49	(35)	. Crude oil (U.S.$/bbl) [4]	43.40	98.02	(56)
45.54	(11)	. Natural gas (U.S.$/bbl)	40.76	47.33	(14)
		International Sales price
73.66	(21)	. Crude oil (U.S.$/bbl)	58.40	84.18	(31)
22.26	1	. Natural gas (U.S.$/bbl)	22.40	23.28	(4)

1 Net income (loss) per share calculated based on the weighted average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes divided by sales revenues; Net margin equals consolidated net income (loss) attributable to the shareholders of Petrobras divided by sales revenues.

3 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments and impairment. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. It should not be considered as a substitute for income before taxes, finance income (expense), profit sharing and share of earnings in equity-accounted investments or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its ability to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA by Business Segment and a reconciliation of Adjusted EBITDA to net income on page 22.

4 Average between the exports prices and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2015 compared to the 1Q-2014:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did during the first quarter of 2015 (a 21% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 3% (US$ 279 million) in the 1Q-2015 compared to the 1Q-2014, mainly due to:

➢  Sales revenues of US$ 25,967 million, a decrease of 25% compared to the 1Q-2014 (US$ 34,494 million), resulting from:

•          Lower export prices and a decrease in the price of oil products sold in the Brazilian market that were adjusted to reflect a decrease in international crude oil and oil product prices (Brent prices decreased by 50%). These effects were partially offset by the positive impact of the depreciation of the Real (21%) on the price (in reais) of oil products that were adjusted to reflect international prices, along with higher diesel and gasoline prices following a price increase on November 7, 2014; and

•          Decreased domestic oil product demand (6%), mainly of naphtha (30%), diesel (4%) and gasoline (5%), due to a decrease in economic activity in Brazil.

•          Foreign currency translation effects (depreciation of the Brazilian Real against the U.S. dollar) reduced sales revenues expressed in U.S. dollars. Sales revenues were 9% lower in Reais.

These effects were partially offset by higher crude oil export volumes (44%).

➢  Cost of sales was US$ 18,140 million in the 1Q-2015, a decrease of 31% compared to the 1Q-2014 (US$ 26,388 million), due to:

•          Lower import costs and production taxes attributable to a decrease in international crude oil prices (50%), partially offset by the impact of the depreciation of the Brazilian Real against the U.S. dollar (21%) on those costs;

•          Decreased domestic oil product sales volumes, lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and.

•          Foreign currency translation effects. Cost of sales was 17% lower in reais.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes reached US$ 4,658 million in the 1Q-2015, US$ 1,455 million higher compared to US$ 3,203 million in the 1Q-2014 (a 45% increase), despite a lower gross profit, due to a gain resulting from the reversal of an allowance for impairment of trade receivables from companies in the isolated electricity system in the northern region of Brazil (US$ 452 million) and to the negative impact in the 1Q-2014 of the Company’s Voluntary Separation Incentive Plan - PIDV (US$ 1,014 million).

Net finance expense

Net finance expense reached US$ 1,963 million in the 1Q-2015, US$ 1,890 million higher when compared to the 1Q-2014, resulting from:

•       Exchange rate variation charges on our liabilities in U.S. dollars attributable to a 20.8% depreciation of the Brazilian Real against the U.S. dollar in the 1Q-2015 (compared to a 3.4% appreciation of the Real in the 1Q-2014). This effect was partially offset by our cash flow hedge of highly probable future exports; and

•       Higher interest expenses due to an increase in our net debt and a decrease in capitalized borrowing costs resulting from a decrease in the balance of assets under construction.

These effects were partially offset by an exchange rate variation gain due to the appreciation of the U.S. dollar against the Euro (appreciation of 11.6% in the 1Q-2015 compared to a flat exchange rate during the 1Q-2014).

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$ 1,862 million in the 1Q-2015, compared to US$ 2,280 million in the 1Q-2014. This 18% decrease mainly results from higher net finance expenses, lower gross profit and an increase in income taxes, partially offset by lower operating expenses.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Mar
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	1,097	4,505	(76)

Net income was US$ 1,097 million in Jan-Mar/2015, a 76% decrease when compared to Jan-Mar/2014 (US$4,505 million), mainly due to lower crude oil sales/transfer prices resulting from a 50% decrease of international crude oil prices, partially offset by an increase in crude oil and NGL production in Brazil (12%), lower write-offs of dry and subcommercial wells and by the negative impact of the Company’s Voluntary Separation Incentive Plan (PIDV) in 2014.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$10.20/bbl in Jan-Mar/2014 to U.S.$ 10.57/bbl in Jan-Mar/2015.

	Jan-Mar
Exploration & Production - Brazil (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil and NGLs	2,149	1,922	12
Natural gas [5]	467	400	17
Total	2,616	2,322	13

Crude oil and NGL production increased by 12% as a result of the start-up of P-62 platform (Roncador), Cidade de Mangaratiba (Iracema Sul area) and Cidade de Ilhabela (Sapinhoá) FPSOs, along with the ramp-up of P-55 (Roncador), P-58 (Parque das Baleias) and P-63 (Papa-Terra) production systems, as well as Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá) FPSOs. The natural decline of certain fields partially offset these effects.

The 17% increase in natural gas production is attributable to the production start-up of Cidade de Mangaratiba (Iracema Sul area) and Cidade de Ilhabela (Sapinhoá) FPSOs and to the higher productivity of P-58 (Parque das Baleias) and Mexilhão platforms and of Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá), Cidade de Santos (Uruguá-Tambaú) and Cidade de Angra dos Reis (Lula) FPSOs. This increase was partially offset by the natural decline of certain fields.

* Not reviewed by independent auditor.

5 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Mar
Lifting Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

U.S.$/barrel:
Excluding production taxes	13.27	14.15	(6)
Including production taxes	20.05	33.00	(39)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes was 6% lower in Jan-Mar/2015 compared to Jan-Mar/2014. Excluding the impact of the depreciation of the Brazilian Real against the U.S. dollar, it increased by 6% due to higher well intervention expenses and higher subsea engineering and subsea maintenance costs in the Campos Basin, along with the start-up of the FPSO Cidade de Ilhabela (Sapinhoá), which has higher costs per unit produced during the start-up period.

Lifting Cost - Including production taxes

The 39% decrease in lifting cost including production taxes in Jan-Mar/2015 compared to Jan-Mar/2014 is attributable to a lower average reference price for domestic crude oil in U.S. dollars (a 54% decrease), which is used as parameter to calculate production taxes in Brazil, as a result of lower international crude oil prices.

* Not reviewed by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

 REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Mar
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	2,159	(2,035)	(206)

The US$ 2,159 million net income in the 1Q-2015 compared to a US$ 2,035 million loss in the 1Q-2014 was due to a decrease in crude oil acquisition/transfer costs resulting from lower international prices (a 50% decrease), to the lower share of crude oil imports on feedstock processed and of oil product imports on our sales mix, and also to diesel (5%) and gasoline (3%) price increases occurred on November 7, 2014.

	Jan-Mar
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil imports	277	359	(23)
Oil product imports	345	424	(19)
Imports of crude oil and oil products	622	783	(21)
Crude oil exports [6]	281	195	44
Oil product exports	116	171	(32)
Exports of crude oil and oil products	397	366	8
Exports (imports) net of crude oil and oil products	(225)	(417)	46
Other exports	−	3	(100)

Crude oil export volumes were higher and import volumes were lower due to an increase in crude oil production and a decrease in feedstock processing in our domestic refineries.

Oil product imports were lower due to a decrease in domestic demand. Oil product exports decreased due to lower feedstock processing in our domestic refineries.

* Not reviewed by independent auditor.

6 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Mar
Refining Operations (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Output of oil products	1,964	2,124	(8)
Reference feedstock [7]	2,176	2,102	4
Refining plants utilization factor (%) [8]	86	96	(10)
Feedstock processed (excluding NGL) - Brazil [9]	1,879	2,017	(7)
Feedstock processed - Brazil [10]	1,922	2,058	(7)
Domestic crude oil as % of total feedstock processed	86	83	3

Daily feedstock processed was 7% lower, due to a scheduled stoppage in the distillation unit of the Landulpho Alves refinery (RLAM), partially offset by the full operational capacity of the Paulínia refinery (REPLAN), where a scheduled stoppage occurred in the 1Q-2014.

	Jan-Mar
Refining Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

Refining cost (U.S.$/barrel)	2.84	2.75	3

Refining cost per unit was 3% higher in Jan-Mar/2015 compared to Jan-Mar/2014 due to the depreciation of the Brazilian Real against the U.S. dollar. Excluding the impact of the depreciation of the Brazilian Real, our refining cost per unit increased by 26%, mainly resulting from higher employee compensation costs arising from the 2014 Collective Bargaining Agreement and to lower feedstock processing.

* Not reviewed by independent auditor.

7 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

8 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

9 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

10 Feedstock processed - Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Mar
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	481	220	119

Net income was US$ 481 million in Jan-Mar/2015, a 119% increase when compared to Jan-Mar/2014 (US$ 220 million), mainly due to a reversal of an allowance for impairment of trade receivables from electricity companies in the northern region of Brazil, an increase in average natural gas sales margins (due to lower LNG import costs and to the higher domestic natural gas supply), partially offset by the effect of a decrease in electricity average margins due to a reduction of electricity spot prices and the gain on disposal of 100% of our interest in Brasil PCH S.A. (US$ 274 million), recognized only in 2014.

	Jan-Mar
Physical and Financial Indicators (*)	2015	2014	2015 x 2014 (%)

Electricity sales (Free contracting market - ACL) - average MW	911	1,252	(27)
Electricity sales (Regulated contracting market - ACR) - average MW	3,263	1,891	73
Generation of electricity - average MW	5,110	4,117	24
Imports of LNG (Mbbl/d)	113	119	(5)
Imports of natural gas (Mbbl/d)	208	204	2
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh [11]	135	275	(51)

Electricity sales volumes were 27% lower resulting from a shift of the sale of a portion of our available capacity (1,049 average MW) towards the Brazilian electricity regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation was 24% higher due to an increase in thermoelectric demand in the domestic market and to an increase in our installed thermoelectric capacity (due to the execution of a lease agreement for UTE Cuiabá and to the conclusion of the cycle of UTE Baixada Fluminense).

Electricity prices in the spot market decreased by 51% due to a reduction in the maximum spot price authorized by the Brazilian National Electricity Agency (ANEEL) beginning on December 27, 2014.

The 5% decrease on LNG imports was due to higher domestic natural gas supply attributable to a higher production.

Natural gas imports from Bolivia were 2% higher to meet the higher thermoelectric demand in Brazil.

* Not reviewed by independent auditor.

11 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

BIOFUEL

	U.S.$ million
	Jan-Mar
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	(15)	(31)	(52)

Biofuel losses were lower in Jan-Mar/2015, when compared to Jan-Mar/2014, due to a decrease in the share of losses from biodiesel investees and to the improved biodiesel margins.

DISTRIBUTION

	U.S.$ million
	Jan-Mar
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	194	204	(5)

Net income was US$ 194 million in Jan-Mar/2015, a 5% decrease when compared to Jan-Mar/2014 (US$ 204 million), mainly due to foreign currency translation effects. Excluding foreign currency translation effects, net income was 15% higher in Reais, due to higher average fuel trading margins, to higher sales volumes (1%) and to the negative impact of the Company’s Voluntary Separation Incentive Plan (PIDV) in 2014.

	Jan-Mar
Market Share (*)12	2015	2014	2015 x 2014 (%)
	36.7%	37.0%	−

The Company’s  market share was lower in 2015 mainly due to a 2% decrease in the market for diesel, in which BR Distribuidora has a significant share. Despite the increase of BR Distribuidora’s market share in diesel volumes,  the change in the sales mix of the Brazilian market led to an overall decrease in its market share.

* Not reviewed by independent auditors. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

12 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

	U.S.$ million
	Jan-Mar
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	35	319	(89)

Net income was lower in the 1Q-2015 when compared to the 1Q-2014 due to a decrease in international crude oil prices and the lower share of earnings in African investees attributable to a decrease in international crude oil and oil product prices. Crude oil sales volumes were also lower, resulting from the disposal of onshore operations in Colombia and in Peru in 2014. The Company also recognized tax credits in the Netherlands in the 1Q-2014. These effects were partially offset by gains on the disposal of fields in the Austral Basin in Argentina in the 1Q-2015.

	Jan-Mar
Exploration & Production-International (Mbbl/d)13 (*)	2015	2014	2015 x 2014 (%)

Consolidated international production
Crude oil and NGLs	69	87	(21)
Natural gas	87	91	(4)
Total consolidated international production	156	178	(12)
Non-consolidated international production	31	31	−
Total international production	187	209	(11)

Consolidated crude oil and NGL production decreased by 21%, due to the disposal of onshore areas in Peru in November 2014 and in Colombia in April 2014. These effects were partially offset by an increase in production due to the start-up of Saint Malo field in December 2014 and Lucius in January 2015 in the United States.

Natural gas production decreased by 4%, mainly in Peru, due to the disposal of onshore assets.

* Not reviewed by independent auditor.

13 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Mar
Lifting Cost - International (U.S.$/barrel) (*)	2015	2014	2015 x 2014 (%)
	8.86	7.85	13

International lifting cost was 13% higher, mainly in Argentina, resulting from higher operation and maintenance service costs, partially offset by the disposal of assets in Peru and Colombia in 2014, which had higher-than-average operational costs.

	Jan-Mar
Refining Operations - International (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Total feedstock processed [14]	127	165	(23)
Output of oil products	155	175	(11)
Reference feedstock [15]	230	230	−
Refining plants utilization factor (%) [16]	54	70	(16)

Our total international feedstock processed was 23% lower due to a decrease in oil product production and lower capacity utilization, mainly in the United States, due to a scheduled stoppage in the distillation unit during March 2015.

	Jan-Mar
Refining Cost - International (U.S.$/barrel) (*)	2015	2014	2015 x 2014 (%)
	3.90	3.66	7

International refining cost per unit was 7% higher, mainly in Argentina, due to higher employee compensation costs and in Japan due to lower feedstock processed attributable to decreased fuel oil demand.

* Not reviewed by independent auditor.

14 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

15 Reference feedstock is the maximum sustainable crude oil feedstock processing reached at distillation plants.

16 Refining Plants Utilization Factor is the crude oil processed at the distillation plant divided by the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Mar
	2015	2014	2015 x 2014 (%)

Diesel	907	947	(4)
Gasoline	573	601	(5)
Fuel oil	119	110	8
Naphtha	124	178	(30)
LPG	223	222	−
Jet fuel	113	111	2
Others	171	202	(15)
Total oil products	2,230	2,371	(6)
Ethanol, nitrogen fertilizers, renewables and other products	115	97	19
Natural gas	448	427	5
Total domestic market	2,793	2,895	(4)
Exports	397	369	8
International sales	518	560	(8)
Total international market	915	929	(2)
Total	3,708	3,824	(3)

Our domestic sales volumes decreased by 4%, primarily due to:

•       Diesel (a 4% decrease) – lower consumption by infrastructure construction projects in Brazil and a higher percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix). These effects were partially offset by an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs) and higher thermoelectric consumption by thermoelectric plants that complement the Brazilian Integrated Electricity System;

•       Gasoline (a 5% decrease) – an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%), a decrease in the automotive gasoline-moved fleet and higher share of gasoline sales from other market players;

•       Naphtha (a 30% decrease) – due to lower demand by domestic customers, mainly Braskem; and

•       Natural gas (a 5% increase) – due to a higher demand on the electricity sector.

* Not reviewed by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary 17

U.S.$ million
		Jan-Mar
4Q-2014		2015	2014

28,665	Adjusted cash and cash equivalents at the beginning of period [18]	25,957	19,746
(8,419)	Government bonds and time deposits at the beginning of period	(9,302)	(3,878)
20,246	Cash and cash equivalents at the beginning of period [17]	16,655	15,868
5,885	Net cash provided by (used in) operating activities	5,739	3,981
(6,670)	Net cash provided by (used in) investing activities	(7,450)	(8,540)
(8,717)	Capital expenditures and investments in operating segments	(6,175)	(8,601)
3,160	Proceeds from disposal of assets (divestment)	180	368
(1,113)	Investments in marketable securities	(1,455)	(307)
(785)	(=) Net cash flow	(1,711)	(4,559)
(2,421)	Net financings	(3,600)	18,613
1,502	Proceeds from long-term financing	1,304	22,803
(3,923)	Repayments	(4,904)	(4,190)
6	Dividends paid to shareholders	−	−
(76)	Acquisition of non-controlling interest	138	(46)
(315)	Effect of exchange rate changes on cash and cash equivalents	(743)	379
16,655	Cash and cash equivalents at the end of period [17]	10,739	30,255
9,302	Government bonds and time deposits at the end of period	10,515	4,424
25,957	Adjusted cash and cash equivalents at the end of period [18]	21,254	34,679

As of March 31, 2015, the balance of cash and cash equivalents decreased by 36% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents18 decreased by 18%. Our principal uses of funds in the 1Q-2015 were for capital expenditures and repayment of long-term financing. We met these requirements with cash provided by operating activities (amounting to US$ 5,739 million) and a decrease in our balance of adjusted cash and cash equivalents.

Net cash provided by operating activities increased by 44% in Jan-Mar/2015 when compared to Jan-Mar/2014 mainly due to a higher operating profit and a decrease in the level of inventories and trade receivables.

Capital expenditures and investments were lower in the 1Q-2015, mainly due to a decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment. We also repaid long-term financings in the 1Q-2015, mainly because of our inability to access new sources in the international capital markets.

Due to the limitations on funding sources, complications due to contractor insolvency or to a lack of availability of qualified suppliers (mainly as a result of the Lava Jato investigation) the Company has recently decided to postpone certain projects for an extended period of time.

The Company intends to use different funding sources (banking markets, export credit agency - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

17 For more details, see the Consolidated Statement of Cash Flows on page 19.

18 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Mar
	2015	%	2014	%	Δ%

Exploration & Production	4,888	78	5,602	65	(13)
Refining, Transportation and Marketing	632	10	2,109	24	(70)
Gas & Power	228	4	485	6	(53)
International	344	6	301	3	14
Exploration & Production	297	87	232	77	28
Refining, Transportation and Marketing	41	12	63	21	(35)
Gas & Power	1	−	1	−	−
Distribution	5	1	3	1	67
Other	−	−	2	1	(100)
Distribution	61	1	92	1	(34)
Biofuel	2	−	1	−	100
Corporate	78	1	118	1	(34)
Total capital expenditures and investments	6,233	100	8,708	100	(28)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1Q-2015, we invested a total of US$ 6,233 million, primarily aiming at increasing production capacity and modernizing and expanding our refineries.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	U.S.$ million

	03.31.2015	12.31.2014	Δ%

Current debt [19]	12,382	11,884	4
Non-current debt [20]	112,506	120,274	(6)
Total	124,888	132,158	(6)
Cash and cash equivalents	10,739	16,655	(36)
Government securities and time deposits (maturity of more than 3 months)	10,515	9,302	13
Adjusted cash and cash equivalents	21,254	25,957	(18)
Net debt [21]	103,634	106,201	(2)
Net debt/(net debt+shareholders' equity)	52%	48%	4
Total net liabilities [22]	238,081	272,730	(13)
Capital structure
(Net third parties capital / total net liabilities)	60%	57%	3
Net debt/Adjusted EBITDA ratio	3.45	4.25	(19)

	US$ million

	03.31.2015	12.31.2014	Δ%

Summarized information on financing
Floating rate debt	62,752	65,494	(4)
Fixed rate debt	62,072	66,592	(7)
Total	124,824	132,086	(5)

Reais	19,707	23,425	(16)
US Dollars	93,234	95,173	(2)
Euro	8,371	9,719	(14)
Other currencies	3,512	3,769	(7)
Total	124,824	132,086	(5)

2015	9,340	11,868	(21)
2016	12,093	12,572	(4)
2017	11,557	11,948	(3)
2018	16,991	17,789	(4)
2019	23,487	24,189	(3)
2020 and thereafter	51,356	53,720	(4)
Total	124,824	132,086	(5)

As of March 31, 2015, net debt in U.S. dollars was 2% lower when compared to December 31, 2014. Excluding the impact of the 20.8% depreciation of the Real against the U.S. dollar, net debt in Reais increased by 18% when compared to December 31, 2014.

19 Includes finance lease obligations (Current debt: US$ 14 million on March 31, 2015 and US$16 million on December 31, 2014).

20 Includes finance lease obligations (Non-current debt: US$ 50 million on March 31, 2015 and US$56 million on December 31, 2014).

21 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

22 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated 23

U.S.$ million
		Jan-Mar
4Q-2014		2015	2014

33,409	Sales revenues	25,967	34,494
(24,760)	Cost of sales	(18,140)	(26,388)
8,649	Gross profit	7,827	8,106
(1,471)	Selling expenses	(602)	(1,154)
(1,326)	General and administrative expenses	(946)	(1,083)
(587)	Exploration costs	(343)	(646)
(287)	Research and development expenses	(197)	(250)
(239)	Other taxes	(263)	(138)
(16,907)	Other income and expenses, net (*)	(818)	(1,632)
(20,817)		(3,169)	(4,903)
(12,168)	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4,658	3,203
652	Finance income	256	441
(1,132)	Finance expenses	(1,289)	(782)
(233)	Foreign exchange and inflation indexation charges	(930)	268
(713)	Net finance income (expense)	(1,963)	(73)
(212)	Share of earnings in equity-accounted investments	60	221
(106)	Profit-sharing	(117)	(142)
(13,199)	Net income (loss) before income taxes	2,638	3,209
3,335	Income taxes	(1,056)	(763)
(9,864)	Net income (loss)	1,582	2,446
	Net income (loss) attributable to:
(9,722)	Shareholders of Petrobras	1,862	2,280
(142)	Non-controlling interests	(280)	166
(9,864)		1,582	2,446
	(*) Includes impairment charges of US$ 16,695 million in the 4Q-2014, US$ 1 million in the 1Q-2015 and a reversal of US$ 6 million in the 1Q-2014.

23 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	03.31.2015	12.31.2014

Current assets	42,881	50,832
Cash and cash equivalents	10,739	16,655
Marketable securities	10,545	9,323
Trade and other receivables, net	6,464	7,969
Inventories	9,985	11,466
Recoverable taxes	3,015	3,811
Assets classified as held for sale	3	5
Other current assets	2,130	1,603

Non-current assets	216,454	247,855
Long-term receivables	17,117	18,863
Trade and other receivables, net	4,991	4,832
Marketable securities	92	109
Judicial deposits	2,373	2,682
Deferred taxes	916	1,006
Other tax assets	3,329	4,008
Advances to suppliers	2,199	2,409
Other non-current assets	3,217	3,817
Investments	4,943	5,753
Property, plant and equipment	190,579	218,730
Intangible assets	3,815	4,509
Total assets	259,335	298,687

LIABILITIES	U.S.$ million

	03.31.2015	12.31.2014

Current liabilities	28,167	31,118
Trade payables	7,814	9,760
Current debt	12,382	11,884
Taxes payable	3,558	4,311
Employee compensation (payroll, profit-sharing and related charges)	1,923	2,066
Pension and medical benefits	700	796
Other current liabilities	1,790	2,301
Non-current liabilities	135,872	150,591
Non-current debt	112,506	120,274
Deferred taxes	262	3,031
Pension and medical benefits	14,020	16,491
Provision for decommissioning costs	6,757	8,267
Provisions for legal proceedings	1,496	1,540
Other non-current liabilities	831	988
Shareholders' equity	95,296	116,978
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(12,414)	9,171
Non-controlling interests	609	706
Total liabilities and shareholders' equity	259,335	298,687

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

		Jan-Mar
4Q-2014		2015	2014

(9,722)	Net income (loss) attributable to the shareholders of Petrobras	1,862	2,280
15,607	(+) Adjustments for:	3,877	1,701
3,460	Depreciation, depletion and amortization	2,974	3,013
1,161	Foreign exchange and inflation indexation and finance charges	2,198	599
(142)	Non-controlling interests	(280)	166
212	Share of earnings in equity-accounted investments	(60)	(221)
547	Allowance for impairment of trade receivables	(301)	14
(1,188)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	(141)	(222)
(4,011)	Deferred income taxes, net	714	290
309	Exploration expenditures writen-off	201	447
17,225	Impairment of property, plant and equipment, intangible and other assets	101	117
639	Pension and medical benefits (actuarial expense)	588	440
467	Inventories	(358)	(1,045)
(520)	Trade and other receivables, net	25	(1,078)
(720)	Trade payables	(795)	(205)
(256)	Pension and medical benefits	(145)	(142)
(1,133)	Taxes payable	113	(539)
(443)	Other assets and liabilities	(957)	67
5,885	(=) Net cash provided by (used in) operating activities	5,739	3,981
(6,670)	(-) Net cash provided by (used in) investing activities	(7,450)	(8,540)
(8,717)	Capital expenditures and investments in operating segments	(6,175)	(8,601)
3,160	Proceeds from disposal of assets (divestment)	180	368
(1,113)	Divestments (investments) in marketable securities	(1,455)	(307)
(785)	(=) Net cash flow	(1,711)	(4,559)
(2,491)	(-) Net cash provided by (used in) financing activities	(3,462)	18,567
1,502	Proceeds from long-term financing	1,304	22,803
(2,488)	Repayment of principal	(2,948)	(2,595)
(1,435)	Repayment of interest	(1,956)	(1,595)
6	Dividends paid to shareholders	−	−
(76)	Acquisition of non-controlling interest	138	(46)
(315)	Effect of exchange rate changes on cash and cash equivalents	(743)	379
(3,591)	(=) Net increase (decrease) in cash and cash equivalents in the period	(5,916)	14,387
20,246	Cash and cash equivalents at the beginning of period	16,655	15,868
16,655	Cash and cash equivalents at the end of period	10,739	30,255

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan/Mar-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	8,981	18,952	3,715	55	8,401	2,302	−	(16,439)	25,967
Intersegments	8,834	6,757	581	53	175	39	−	(16,439)	−
Third parties	147	12,195	3,134	2	8,226	2,263	−	−	25,967
Cost of sales	(6,671)	(15,006)	(3,126)	(57)	(7,684)	(1,976)	−	16,380	(18,140)
Gross profit	2,310	3,946	589	(2)	717	326	−	(59)	7,827
Expenses	(604)	(681)	145	(12)	(419)	(186)	(1,471)	59	(3,169)
Selling, general and administrative expenses	(116)	(574)	223	(9)	(434)	(199)	(499)	60	(1,548)
Exploration costs	(306)	−	−	−	−	(37)	−	−	(343)
Research and development expenses	(77)	(33)	(15)	(2)	−	(1)	(69)	−	(197)
Other taxes	(11)	(58)	(68)	−	(5)	(30)	(91)	−	(263)
Other income and expenses, net	(94)	(16)	5	(1)	20	81	(812)	(1)	(818)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	1,706	3,265	734	(14)	298	140	(1,471)	−	4,658
Net finance income (expense)	−	−	−	−	−	−	(1,963)	−	(1,963)
Share of earnings in equity-accounted investments	−	24	27	(7)	1	15	−	−	60
Profit-sharing	(44)	(30)	(5)	−	(5)	(2)	(31)	−	(117)
Net income (loss) before income taxes	1,662	3,259	756	(21)	294	153	(3,465)	−	2,638
Income taxes	(566)	(1,099)	(248)	6	(100)	(83)	1,034	−	(1,056)
Net income (loss)	1,096	2,160	508	(15)	194	70	(2,431)	−	1,582
Net income (loss) attributable to:
Shareholders of Petrobras	1,097	2,159	481	(15)	194	35	(2,089)	−	1,862
Non-controlling interests	(1)	1	27	−	−	35	(342)	−	(280)
	1,096	2,160	508	(15)	194	70	(2,431)	−	1,582

 Consolidated Income Statement by Segment – Jan/Mar-2014 24

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	16,739	27,134	4,041	49	9,940	3,520	−	(26,929)	34,494
Intersegments	16,659	9,376	354	47	283	210	−	(26,929)	−
Third parties	80	17,758	3,687	2	9,657	3,310	−	−	34,494
Cost of sales	(8,325)	(29,234)	(3,612)	(58)	(9,088)	(3,098)	−	27,027	(26,388)
Gross profit	8,414	(2,100)	429	(9)	852	422	−	98	8,106
Expenses	(1,543)	(1,040)	(161)	(19)	(532)	(230)	(1,430)	52	(4,903)
Selling, general and administrative expenses	(89)	(734)	(291)	(13)	(462)	(180)	(518)	50	(2,237)
Exploration costs	(625)	−	−	−	−	(21)	−	−	(646)
Research and development expenses	(133)	(41)	(17)	(3)	−	−	(56)	−	(250)
Other taxes	(13)	(16)	(29)	−	(5)	(23)	(52)	−	(138)
Other income and expenses, net	(683)	(249)	176	(3)	(65)	(6)	(804)	2	(1,632)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	6,871	(3,140)	268	(28)	320	192	(1,430)	150	3,203
Net finance income (expense)	−	−	−	−	−	−	(73)	−	(73)
Share of earnings in equity-accounted investments	2	62	54	(13)	−	114	2	−	221
Profit-sharing	(49)	(39)	(5)	−	(10)	(3)	(36)	−	(142)
Net income (loss) before income taxes	6,824	(3,117)	317	(41)	310	303	(1,537)	150	3,209
Income taxes	(2,320)	1,081	(89)	10	(106)	44	669	(52)	(763)
Net income (loss)	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446
Net income (loss) attributable to:
Shareholders of Petrobras	4,505	(2,035)	220	(31)	204	319	(1,000)	98	2,280
Non-controlling interests	(1)	(1)	8	−	−	28	132	−	166
	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446

24 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – Jan/Mar-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(331)	−	(331)
Unscheduled stoppages and pre-operating expenses	(215)	(88)	(20)	−	−	(4)	(2)	−	(329)
Legal, administrative and arbitration proceedings	(16)	(31)	7	−	(3)	(1)	(247)	−	(291)
Institutional relations and cultural projects	(6)	(6)	−	−	(7)	(2)	(112)	−	(133)
Health, safety and environment	(6)	(4)	(2)	−	−	−	(13)	−	(25)
Voluntary Separation Incentive Plan - PIDV	(1)	(2)	(5)	(1)	−	−	−	−	(9)
Gains / (losses) on decommissioning of returned/abandoned areas	(2)	−	−	−	−	−	−	−	(2)
Impairment	(1)	−	−	−	−	−	−	−	(1)
E&P areas returned and cancelled projects	−	−	−	−	−	−	−	−	−
Government grants	2	−	−	−	−	−	−	−	2
Reimbursements from E&P partnership operations	49	−	−	−	−	−	−	−	49
Gains / (losses) on disposal/write-offs of assets	(14)	66	5	−	1	84	(1)	−	141
Others	116	49	20	−	29	4	(106)	(1)	111
	(94)	(16)	5	(1)	20	81	(812)	(1)	(818)

 Other Income (Expenses) by Segment – Jan/Mar-2014 25

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(234)	−	(234)
Unscheduled stoppages and pre-operating expenses	(203)	(4)	(10)	−	−	(3)	(5)	−	(225)
Legal, administrative and arbitration proceedings	(16)	(24)	(5)	−	(10)	(8)	(98)	−	(161)
Institutional relations and cultural projects	(16)	(8)	(1)	−	(8)	(1)	(160)	−	(194)
Health, safety and environment	(5)	(7)	(2)	−	−	(2)	(19)	−	(35)
Voluntary Separation Incentive Plan - PIDV	(402)	(201)	(48)	(4)	(70)	(16)	(273)	−	(1,014)
Gains / (losses) on decommissioning of returned/abandoned areas	−	−	−	−	−	−	−	−	−
Impairment	−	−	−	−	−	6	−	−	6
E&P areas returned and cancelled projects	(25)	−	−	−	−	−	−	−	(25)
Government grants	3	9	16	−	−	−	2	−	30
Reimbursements from E&P partnership operations	72	−	−	−	−	−	−	−	72
Gains / (losses) on disposal/write-offs of assets	(38)	(9)	270	−	1	34	(11)	−	247
Others	(53)	(5)	(44)	1	22	(16)	(6)	2	(99)
	(683)	(249)	176	(3)	(65)	(6)	(804)	2	(1,632)

Consolidated Assets by Segment – 03.31.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	135,129	58,095	24,377	880	6,233	12,478	26,587	(4,444)	259,335

Current assets	5,995	12,414	3,414	57	2,744	2,024	19,701	(3,468)	42,881
Non-current assets	129,134	45,681	20,963	823	3,489	10,454	6,886	(976)	216,454
Long-term receivables	6,150	2,950	1,765	3	1,381	1,604	4,187	(923)	17,117
Investments	205	1,241	452	651	17	2,234	143	−	4,943
Property, plant and equipment	120,362	41,294	18,477	169	1,900	6,090	2,340	(53)	190,579
Operating assets	87,518	34,635	15,070	156	1,471	4,519	1,937	(53)	145,253
Assets under construction	32,844	6,659	3,407	13	429	1,571	403	−	45,326
Intangible assets	2,417	196	269	−	191	526	216	−	3,815

 Consolidated Assets by Segment – 12.31.2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	151,524	70,038	28,367	1,109	7,221	13,009	32,385	(4,966)	298,687

Current assets	6,008	14,724	3,979	65	3,481	2,345	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	1,044	3,740	10,664	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	3	1,211	1,848	5,029	(973)	18,863
Investments	200	1,807	524	836	15	2,226	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	205	2,284	6,058	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	189	1,730	3,716	2,094	(63)	165,787
Assets under construction	36,358	8,722	4,258	16	554	2,342	693	−	52,943
Intangible assets	2,916	240	327	−	230	532	264	−	4,509

25 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Mar/2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	1,096	2,160	508	(15)	194	70	(2,431)	−	1,582
Net finance income (expense)	−	−	−	−	−	−	1,963	−	1,963
Income taxes	566	1,099	248	(6)	100	83	(1,034)	−	1,056
Depreciation, depletion and amortization	1,859	637	220	2	38	149	69	−	2,974
EBITDA	3,521	3,896	976	(19)	332	302	(1,433)	−	7,575
Share of earnings in equity-accounted investments	−	(24)	(27)	7	(1)	(15)	−	−	(60)
Impairment losses / (reversals)	1	−	−	−	−	−	−	−	1
Adjusted EBITDA	3,522	3,872	949	(12)	331	287	(1,433)	−	7,516

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Mar/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446
Net finance income (expense)	−	−	−	−	−	−	73	−	73
Income taxes	2,320	(1,081)	89	(10)	106	(44)	(669)	52	763
Depreciation, depletion and amortization	1,778	660	207	2	41	239	86	−	3,013
EBITDA	8,602	(2,457)	524	(39)	351	542	(1,378)	150	6,295
Share of earnings in equity-accounted investments	(2)	(62)	(54)	13	−	(114)	(2)	−	(221)
Impairment losses / (reversals)	−	−	−	−	−	(6)	−	−	(6)
Adjusted EBITDA	8,600	(2,519)	470	(26)	351	422	(1,380)	150	6,068

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)

(9,864)	(116)	Net income (loss)	1,582	2,446	(35)
713	175	Net finance income (expense)	1,963	73	(2,589)
(3,335)	(132)	Income taxes	1,056	763	38
3,460	(14)	Depreciation, depletion and amortization	2,974	3,013	(1)
(9,026)	(184)	EBITDA	7,575	6,295	20
212	(128)	Share of earnings in equity-accounted investments	(60)	(221)	73
16,695	(100)	Impairment losses / (reversals)	1	(6)	117
7,881	(5)	Adjusted EBITDA	7,516	6,068	24
24	5	Adjusted EBITDA margin (%) [26]	29	18	11

 Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS.

26 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Mar 2015

Sales revenues	461	1,150	124	1,084	2	(519)	2,302
Intersegments	256	291	8	1	2	(519)	39
Third parties	205	859	116	1,083	−	−	2,263

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	136	6	14	26	(51)	9	140

Net income (loss) attributable to the shareholders of Petrobras	122	1	24	22	(144)	10	35

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Mar 2014

Sales revenues	790	1,899	121	1,217	7	(514)	3,520
Intersegments	361	350	8	−	5	(514)	210
Third parties	429	1,549	113	1,217	2	−	3,310

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	181	22	26	41	(67)	(11)	192

Net income (loss) attributable to the shareholders of Petrobras	264	27	32	38	(31)	(11)	319

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on March 31, 2015	9,639	1,598	465	890	990	(1,104)	12,478

Total assets on December 31, 2014	9,623	1,861	472	940	1,230	(1,117)	13,009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.